June 21, 2023

Via EDGAR

Mr. Joseph Klinko

Staff Accountant, Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re: Equinor ASA

Form 20-F for Fiscal Year Ended December 31, 2022

Filed March 23, 2023

File No. 001-15200

Dear Mr. Klinko,

Thank you for your letter dated June 8, 2023 setting forth comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”) of Equinor ASA (the “Company”) (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2022

Financial Statements, page 60

Given that you present basic and diluted earnings per share on your Consolidated Statement of Income on page 61, it appears that you should include the disclosures prescribed by paragraph 70 of IAS 33 in the notes to your financial statements.

With respect to paragraphs (a) and (b) of IAS 33.70, we believe that the methods used to compute the basic and diluted earnings per share were sufficiently disclosed because all separate amounts used in the computations are directly available in the Consolidated Statement of Income. For convenience, we detail and reference these computations below.

Equinor ASA Registered number 923609016	Office address Forusbeen 50 4035 Stavanger, Norway	Telephone +47 51990000	www.equinor.com Classification: confidential

As stated in Note 20 of the Financial Statements (Shareholders’ Equity and Dividends), there is only one class of shares and these shares carry voting rights. The difference between the basic and diluted earnings per share is due to the employees’ share saving plan that is described in Note 20 (and the equivalent Note 18 in the 20-F for 2021) under the heading “Employees’ share saving plan”.

Basic earnings per share was calculated by dividing the Net income attributable to the equity holders of the Company (i.e., the profit or loss attributable to the parent entity for the period) by the weighted average number of ordinary shares outstanding. Diluted earnings per share was calculated by dividing the Net income attributable to the equity holders of the Company (i.e., the profit or loss attributable to the parent entity for the period) by the weighted average number of ordinary shares outstanding, diluted. These calculations are set forth in the following table:

	Full Year
Basic:	2022	2021		2020
Net income (loss) for the period attributable to equity holders of the company (in USD million)	28,746	8,563		(5,510)
Divided by: Weighted average number of ordinary shares outstanding (in millions)	3,174	3,245		3,269

Basic earnings per share (in USD)	9.06	2.64		(1.69)

Diluted:	2022	2021		2020
Net income (loss) for the period attributable to equity holders of the company (in USD million)	28,746	8,563		(5,510)
Divided by: Weighted average number of ordinary shares outstanding, diluted (in millions)	3,183	3,254		3,277
Diluted earnings per share (in USD)	9.03	2.63	(1)	(1.68	)(1)

(1)	The Diluted earnings per share differ by 0.01 from the figures provided in the Form 20-F for the years ended December 31, 2021 and 2020 due to rounding.

The numerators used to calculate basic earnings per share are the same as those used to calculate diluted earnings per share. These numerators equal the profit or loss attributable to the parent entity for the period, and therefore the reconciliation referred to in paragraph (a) was not required.

The denominators used to calculate the basic and diluted earnings per share are different due to the employees’ share saving plan that is described in Note 20 (and the equivalent Note 18 in the 20-F for 2021) under the heading “Employees’ share saving plan”. Because the difference between the number of ordinary and diluted shares outstanding was deemed insignificant, a reconciliation of the denominators was not discussed.

Note disclosure in accordance with paragraph (c) of IAS 33.70 was not applicable for the reporting years in question.

Finally, with respect to paragraph (d) of IAS 33.70, in Note 20 (and the equivalent Note 18 in the 20-F for the year ended December 31, 2021) under the heading “Share buy-back programme” we disclosed details concerning the extent of the proposed annual share buy-back program for the following year as well as the remaining part of the fourth tranche of the program for 2022. We concluded that the share buy-backs carried out after the reporting period and before publication of the 2022 Form 20-F, would not have significantly affected the number of shares outstanding at the end of the reporting period had it occurred before the end of that period.

We thank the Staff for this comment and will continue to monitor the materiality of disclosures required by IAS 33.70. In future filings, we intend to include references to notes to the financial statements where applicable information relating to basic and diluted earnings per share, including transactions that occur after the reporting period that could change significantly earnings per share, can be found.

***

If you have any questions relating to this letter, please call John Horsfield-Bradbury at +44 20 7959 8491. He may also be reached by e-mail at horsfieldbradburyj@sullcrom.com.

Very truly yours,

/s/ Torgrim Reitan
Torgrim Reitan
Executive Vice President and Chief Financial Officer

cc:	Anders Opedal
(Equinor ASA)

John Horsfield-Bradbury
(Sullivan & Cromwell LLP)